UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-24710

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sirius Satellite Radio 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sirius Satellite Radio Inc.

1221 Avenue of the Americas, 36th Floor

New York, New York 10020

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Plan No. 001

EIN: 52-1700207

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the Sirius Satellite Radio 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sirius Satellite Radio 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

New York, New York

June 23, 2005

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Plan No. 001

EIN: 52-1700207

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,
	2004	2003

ASSETS
Cash	$27	$—
Investments, at fair value:
Mutual funds	8,716	5,036
Sirius Satellite Radio Inc. common stock	14,410	5,164
Participant loans	152	95
Total investments	23,278	10,295
Receivables:
Employer contributions	2,474	928
Participant contributions	83	47
Total receivables	2,557	975
Net assets available for benefits	$25,862	$11,270

See Notes to Financial Statements.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Plan No. 001

EIN: 52-1700207

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

For the Year Ended December 31, 2004
ADDITIONS:
Interest income	$25
Net realized and unrealized appreciation in fair value of investments	9,685
Contributions:
Employer	3,164
Participant	2,719
Total additions	15,593

DEDUCTIONS:
Benefits paid to participants	961
Administrative expenses, net of forfeitures	40
Total deductions	1,001
Net increase in net assets available for benefits	14,592
Net assets available for benefits, beginning of year	11,270
Net assets available for benefits, end of year	$25,862

See Notes to Financial Statements.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

EIN 52-1700207

Plan No. 001

Notes to Financial Statements

1. Description of the Plan

Sirius Satellite Radio Inc. (the “Company”) sponsors the Sirius Satellite Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees with a method of saving for their retirement and other needs. The Plan is a defined contribution plan that is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The inception date of the Plan was September 1, 1998 and the Plan has a December 31 fiscal year end. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans, fund redistribution and definitions of all terms.

Assets Held in Trust

All assets of the Plan were held by CIGNA Retirement & Investment Services, an operating division of CIGNA Corporation, in 2003 and for the first quarter of 2004. Effective April 1, 2004, the CIGNA Retirement & Investment Services division was sold to Prudential Financial. Since April 1, 2004, all assets of the plan are held by Prudential Retirement Services. Prudential Retirement Services (the "Trustee") is an operating division of Prudential Financial. The operations of the Trustee are conducted principally through Prudential Retirement Insurance & Annuity Company, a wholly owned subsidiary of Prudential Financial. The Trustee is responsible for, among other things, the custody and investing of the assets of the Plan and for the payment of benefits to eligible participants.

The investment options available to participants as of December 31, 2004 and their related investment objectives were as follows:

AllianceBernstein Balanced – Class A Fund. This fund seeks a high total return through a combination of current income and capital appreciation by investing primarily in equity securities of high quality, financially strong, dividend-paying companies.

Alliance Growth & Income – Class A Fund. This fund seeks capital appreciation and income by investing primarily in high quality, dividend-paying common stocks and also may invest in fixed income and convertible securities.

American Century Heritage Fund. This fund seeks to provide long-term growth of capital through investments in equity securities of small and medium-sized companies.

Lifetime Funds. The investment objective for each of the five funds in this investment option varies, in keeping with the investment time horizon and associated asset allocation of the underlying portfolios. The performance goal for each fund is to consistently outperform its custom benchmark over full market cycles.

Core Bond Fund. This fund seeks to outperform its benchmark and comparable actively managed funds over full market cycles. This fund invests in high quality domestic fixed income securities, including investment-grade corporate bonds, mortgage-backed and asset-backed securities and government issues.

Fidelity Advisor Equity Growth Fund. This fund seeks to achieve capital appreciation through investments in stocks of companies that have above-average growth potential. These growth characteristics are often associated with companies that have new products, technologies, distribution channels or that have a strong relative market position.

Franklin Balance Sheet Investment Fund – Class A. This fund seeks to provide high total return, of which capital appreciation and income are components by investing primarily in equity securities of small or relatively new or unseasoned companies that are believed to be underpriced at the time of purchase, but have the potential for significant capital growth.

International Growth/Artisan Partners Fund. This fund seeks to achieve the highest possible long-term total rate of return while controlling portfolio risk by investing in a diversified portfolio of international growth oriented companies. This fund invests primarily in publicly traded corporate equities of companies domiciled outside the United States or whose primary business activities are outside the United States.

Janus Adviser Balanced Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income by investing primarily in domestic and foreign equity securities.

Oakmark Select II Fund. This fund seeks long-term capital appreciation by investing in a non-diversified portfolio of equity securities consisting primarily of common stocks of United States companies.

Small Cap Growth/TimesSquare Fund. This fund seeks to achieve long-term capital appreciation through investments in common and preferred stocks of United States companies with market capitalization between $30 million and $3 billion. The fund focuses on growth companies with new product developments and technological breakthroughs.

Templeton Growth Fund. This fund seeks to provide long-term capital growth by investing mainly in the equity securities of companies of any nation, including emerging markets.

Guaranteed Income Fund. This fund provides money market-like liquidity and offers safety of principal with an attractive rate of return. This fund invests in a diversified portfolio of fixed income instruments, primarily private placement bonds, intermediate-term bonds and commercial mortgages.

Sirius Satellite Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius Satellite Radio Inc.

Eligibility

Participation in the Plan begins on the first day of the calendar month following the date in which an employee attained the age of 21 and completed one full month of service, as defined in the Plan document.

Contributions

Participants may elect to contribute from 1% to 50% of their compensation, as defined, provided their contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $13,000 in 2004 and $12,000 in 2003. The Code also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $3,000 and $2,000 for the calendar years ended December 31, 2004 and 2003, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants’ contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.

The Plan provides for discretionary employer matching contributions, in the form of shares of common stock of the Company, based on participant elective deferral percentages. Effective April 1, 2003, the Company reduced the amount of employer matching contributions to 50% of participant elective deferrals up to 6% of their compensation. The total matching contribution for the year ended December 31, 2004 was approximately $715,000, which was paid in the form of 221,400 shares of common stock of the Company.

The Company may also elect to contribute to the profit sharing portion of the Plan based upon the total compensation of all employees eligible to receive an allocation. These additional contributions, referred to as profit-sharing contributions, are limited to profits as determined by the Compensation Committee of the Company’s Board of Directors. Employees are only eligible to share in profit-sharing contributions during any year in which they are employed on the last day of the year. For the year ended December 31, 2004, the Company contributed an annualized 6% of pay to each employee’s plan account, or an aggregate of approximately $2,449,000, which was paid in February 2005 in the form of 417,334 shares of common stock of the Company. Such amount is included in the employer contributions receivable as of December 31, 2004.

Loans

The Plan provides for loans to active participants. Participants may borrow the lesser of $50,000 or 50% of the vested portions of the participant’s account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence. Repayment of any loan is required to be completed not less frequently than quarterly.

Participant Accounts

Each participant’s account is credited with participant contributions, employer matching and profit-sharing contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in employer matching and profit-sharing contributions begins one year after the participant’s service begins at a rate of 33 1/3% per year until the completion of the third year, when 100% is vested. In addition, a participant becomes fully vested in his or her employer matching and profit-sharing contributions upon his or her normal retirement date (age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits

Upon termination of employment due to death, disability, and retirement or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined by the Plan document.

Forfeitures

Non-vested employer matching contributions are forfeited upon termination of employment or a participant’s withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer matching contributions. The Plan also allocates excess forfeited non-vested balances among the accounts of participants who are eligible employees during the plan year in which the forfeiture is being allocated. Forfeitures for the year ended December 31, 2004 were approximately $64,000. Unallocated non-vested assets were approximately $78,000 and $28,000 as of December 31, 2004 and 2003, respectively.

Administrative Expenses

Administrative expenses are paid through participant forfeitures or by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in funds are valued based on the Plan’s pro rata share of fund equity as determined by the Trustee, based on market quotes. Investments in Sirius Satellite Radio Inc. common stock are valued based on quoted market prices. Realized gains and losses from the sale of investments are computed using the participant’s cost basis in the investment aggregated at the Plan level. Net unrealized appreciation/depreciation in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

The Plan provides for various investments in funds containing debt and equity securities. Investments in securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 13, 2002, stating that the Plan, as then designed, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan is qualified and the related trust is tax exempt. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

4. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the Trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

5. Investments

The fair values of investments that individually represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2004	2003
	(In thousands)

Sirius Satellite Radio Inc. Common Stock – Non-participant Directed	$11,435	$4,056
Sirius Satellite Radio Inc. Common Stock – Participant Directed	2,975	1,108
Alliance Growth & Income – Class A Fund	2,571	1,931
Fidelity Advisor Equity Growth Fund	954	576

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in fair value as follows:

For the Year Ended December 31, 2004
(In thousands)

Sirius Satellite Radio Inc. Common Stock	$9,044
Mutual funds	641
Total increase in fair value of investments	$9,685

6. Non-participant Directed Investments

Non-participant directed funds invested solely in Sirius Satellite Radio Inc. common stock totaled $11,435 and $4,056 as of December 31, 2004 and 2003, respectively. The components of the change in net assets relating to non-participant directed investments are as follows:

For the Year Ended December 31, 2004
(In thousands)

Contributions	$1,618
Net increase in fair value of investments	7,178
Benefits paid to participants	(373)
Forfeitures	(63)
Administrative expenses	(12)
Transfers to participant-directed investments	(969)
Change in non-participant directed funds	$7,379

7. Risks and Uncertainties

The Plan may invest in various types of investments securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2004

(In thousands, except shares)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Prudential Retirement Insurance & Annuity Company	Janus Adviser Balanced Fund: 11,627 shares in participation	$347
*	Prudential Retirement Insurance & Annuity Company	AllianceBernstein Balanced – Class A Fund: 6,855 shares in participation	129
*	Prudential Retirement Insurance & Annuity Company	Lifetime20 Fund: 8,986 shares in participation	127
*	Prudential Retirement Insurance & Annuity Company	Lifetime30 Fund: 25,495 shares in participation	364
*	Prudential Retirement Insurance & Annuity Company	Lifetime40 Fund: 12,627 shares in participation	178
*	Prudential Retirement Insurance & Annuity Company	Lifetime50 Fund: 2,516 shares in participation	36
*	Prudential Retirement Insurance & Annuity Company	Lifetime60 Fund: 341 shares in participation	5
*	Prudential Retirement Insurance & Annuity Company	Oakmark Select II Fund: 16,094 shares in participation	534
*	Prudential Retirement Insurance & Annuity Company	American Century Heritage Fund: 5,701 shares in participation	140
*	Prudential Retirement Insurance & Annuity Company	Franklin Balance Sheet Investment – Class A Fund: 7,551 shares in participation	479
*	Prudential Retirement Insurance & Annuity Company	Small Cap Growth/TimesSquare Fund: 13,508 shares in participation	265
*	Prudential Retirement Insurance & Annuity Company	International Growth/Artisan Partner Fund: 19,845 shares in participation	207
*	Prudential Retirement Insurance & Annuity Company	Alliance Growth & Income – Class A Fund: 644,290 shares in participation	2,571
*	Prudential Retirement Insurance & Annuity Company	Core Bond Fund: 36,646 shares in participation	522
*	Prudential Retirement Insurance & Annuity Company	Fidelity Advisor Equity Growth Fund: 12,592 shares in participation	954
*	Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund: 38,217 shares in participation	1,101
*	Prudential Retirement Insurance & Annuity Company	Templeton Growth Fund: 17,307 shares in participation	757
*	Prudential Retirement Brokerage Services	Sirius Satellite Radio Inc. Common Stock: 1,891,003 shares in participation	14,410	**
*	Prudential Retirement Insurance & Annuity Company	Cash Transaction Account	27
	Participant Loans	5.00% - 5.75%	152

	Total Assets		$23,305

*	Represents a party-in-interest
**	Balances consist of participant and non-participant directed investments. The cost of these investments was $4,393.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Schedule H, line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2004

(In thousands)

(a) Identity of Party Involved	(b) Description of Asset	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) – series of transactions in excess of 5% of plan assets.*

**Sirius Satellite Radio Inc. Non-participant Directed	Common Stock	28	$1,628	N/A	$1,628	$1,628	N/A

* There were no category (i), (ii), or (iv) reportable transactions during 2004.

** Represents a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

By:	/s/ DAVID J. FREAR
David J. Frear Executive Vice President and Chief Financial Officer of Sirius Satellite Radio Inc.

June 27, 2005